UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   February 2007   File No.    1127307

Golden Goliath Resources Ltd

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

News Release dated February 26, 2007

2.

News Release dated March 1, 2007

3.

News Release dated March 2, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: March 14, 2007

By: /s/ J. Paul Sorbara

President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V: GNG

February 26, 2007 PR 07/07

US:GGTH-F

PRIVATE PLACEMENT

The Company is pleased to announce a private placement of up to 3,750,000 units at a price of $0.40 per unit for gross proceeds of up to $1,500,000. Each unit shall consist of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the Shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). The proceeds will be used to expand the current exploration program at the Company’s 100% owned Las Bolas project located in the State of Chihuahua, Mexico.

The Company was planning approximately 3,000 metres of drilling and with these proceeds the Company plans to double the drilling program. Based on initial discussions with the driller, we have confirmed they will be able to extend the program.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V: GNG

March 1, 2007 PR 08/07

US:GGTH-F

PLACEMENT INCREASED TO $6,000,000

Further to the Company’s news release of February 26, the Company is pleased to report it has increased the size of its previously announced private placement of up to 3,750,000 units at a price of $0.40 per unit to 15,000,000 units at a price of $0.40. In doing so, the Company has engaged Bolder Investment Partners, Ltd. as agent. They will receive a commission of 7.5%, of which it may elect to take up to half in Units, 10% Agent’s warrants having the same terms as the warrants under the Units and a $7,500 cash work fee. Closing of the placement is subject to regulatory approval.

Each unit shall consist of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the Shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). The proceeds will be used to expand the current exploration drilling programs at the Company’s 100% owned Las Bolas, San Timoteo and La Reforma projects located in the Uruachic mining camp in the Sierra Madre mountain range, State of Chihuahua, Mexico; and will also provide funds for preliminary exploration work at the Company’s La Cruz and Chamizal Properties located in the central part of Chihuahua State.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

March 2, 2007 PR 09/07

US:GGTH-F

More High Grade assays from Underground Workings

The Company is pleased to announce that it has received assay results from additional sampling of underground workings on its Las Bolas property. These latest values come from three different areas, all of which are outside of the recently announced newly opened underground zone which averaged 422.02 gm silver/tonne (or 12.24 oz silver/ton) and 0.23 gm gold/tonne (herein called the “New High Grade Zone” or NHGZ). Two of these newly sampled areas lie below the New High Grade Zone, along the Las Bolas mine workings. The first of these two zones occurs about 50 metres vertically below and150 metres west of the NHGZ (see section attached on page 2). Twelve contiguous chip samples taken from this 15 metre stretch of the Las Bolas mine returned a weighted averaged of 280.60 gm silver/tonne with 0.27 gm gold/tonne. The second of the newly sampled Las Bolas working zones also occurs about 50 metres below the NHGZ, but extends about 25 metres further to the east. This 35 metre zone has a weighted average of 43.61 gm silver/tonne with 0.49 gm gold/tonne, including a 3.1 metre section that averages 243.95 gm silver/tonne and 2.84 gm gold/tonne. The third area of new results lies just above and some 50 metres to the west of the NHGZ in an extension of the Gambusino mine workings. A total of 28.35 metres of chip samples were collected from these non-linear workings. The overall weighted average of all 28.35 metres is 1090.97 gm silver/tonne and 0.67 gm gold/tonne.

The Company recently received the results of the new Induced Polarization geophysical survey completed in the Las Bolas – El Manto area, which was commissioned in order to aid in the selection of drill targets. The results show a distinctive signature coincident with the New High Grade Zone at a depth of 75 metres below surface. The Company is very pleased that this anomaly extends at least 700 metres from the NHGZ into an area not previously drilled. At least two new holes are planned to test this extension of the NHGZ anomaly.

The Company is also very pleased to announce that the final diamond drill contract has been signed and the meterage has been adjusted to allow for an expansion of the originally planned program from the proceeds of the recently announced financing. The drilling contractor has informed the Company that he anticipates being on site by March 6th.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

2

Las Bolas Property - Vertical Section Looking North

Underground Workings
Newly Opened underground Workings With High Grade Sulphide Mineralization
1500
1400
1300
1200
1100
Sulphide Sample from Dump
71,817 gm Ag/tonne
1507 El Arbolito Shaft
El Arbolito Shaft
Drill Hole B 04 - 3
28.35 m of chip sampling averaging
1009.97 gm Ag/tonne and 2.84 gm Au/tonne
1435 Gambusino Tunnel
1420 Corazon Tunnel
1410 Guadalupana Tunnel
1390 Las Bolas Tunnel
1370 La Rata Tunnel
Rata 1
154.1 gm Ag/tonne
3.2 gm Au /tonne
Over 12.2 m
15.45 m @ 280.60 gm Ag/tonne
and 0.27 gm Au/tonne
35 m section including
3.1 m @ 243.95 gm Ag/tonne
and 2.84 gm Au/tonne
Tepehuaje
1287
0 50 100 150 200 m
Caballo
1255
TARGET ZONE
Pochote
1220
BRC06-10 C
BRC06-10 B
BRC06-10
93.0 gm Ag/tonne
Over 1.53 m
El Manto
1110
597 gm Ag/tonne
Over 3.06 m
69.5 gm Ag/tonne
0.50 gm Au/tonne
Over 3.06 m
1435 m
1390 m
Blow up of New High Grade Zone
TARGET ZONE
422.02 gm Silver/tonne (or 12.24 oz Silver/ton)
and 0.23 gm Gold/tonne over 183.16 metres